SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated August 16, 2004.  Grupo TMM and Kansas City Southern Announce Agreement To Sell Controlling Interest in Mexrail to Kansas City Southern

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN CONTACTS:
Warren K. Erdman
Vice President of Corporate Affairs
816-983-1454
(warren.k.erdman@kcsr.com)

Gabriel Guerra
Media Relations
011-525-55-273-5359
(gguerra@gcya.net)

Grupo TMM and Kansas City Southern Announce Agreement
To Sell Controlling Interest in Mexrail to Kansas City Southern

Mexico City and Kansas City, MO., August 16, 2004 - Grupo TMM, S.A. (NYSE:TMM and BMV:TMM A) and Kansas City Southern (KCS) (NYSE: KSU) today announced an agreement for TFM, S.A. de C.V. (TFM) to sell to KCS, Mexrail, Inc. (Mexrail) shares representing a 51 percent ownership of Mexrail for approximately $32.7 million (U.S.). The sale will close today. KCS will repay to TFM on or before January 1, 2005, certain advances from TFM in an amount of approximately $9 million and will pay to Grupo TMM at the closing outstanding payables of approximately $400,000.

The sale will be made on terms substantially similar to those previously agreed to by the parties in April of 2003. Mexrail wholly owns The Texas-Mexican Railway Company (Tex-Mex), a U.S. based shortline railroad that connects The Kansas City Southern Railway Company (KCSR) with TFM, Mexico’s largest railroad by volume. The Mexrail shares will be placed in a voting trust pending regulatory approval by the Surface Transportation Board (STB) of KCS’s common control of Tex-Mex, KCSR, and the Gateway Eastern Railway Company.

”KCS is very pleased to have completed the Mexrail transaction and to have it before the STB again for approval,” said Michael R. Haverty, Chairman, President and CEO of Kansas City Southern. ”Obtaining control of Mexrail and its U.S.-based assets under KCS strengthens KCS as a viable rail competitor in the cross-border market.”

”Approval of the Mexrail transaction will make KCS, our TFM partner, a stronger second U.S. rail carrier to the border at Laredo, and will be highly beneficial for TFM,” said Jose Serrano, Chairman and CEO of TMM. ”We are pleased to have completed this transaction.”

Under the agreement, KCS has an exclusive option to purchase the remaining 49 percent of Mexrail through October 31, 2005, and an absolute obligation to purchase those shares on or before October 31, 2005. KCS agrees to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo (the Bridge), and to operate the Bridge under the terms of the applicable bridge agreements and protocols.

KCS’s acquisition of control of Tex Mex is subject to the approval of the STB. KCS had previously submitted an application to control Tex Mex, but that proceeding was suspended by the STB on October 8, 2003, following TFM’s repurchase of the Mexrail shares from KCS under the terms of the April 2003 agreement. KCS has notified the STB of the new agreement and has requested the STB to reinstate the procedural schedule and to move forward with its consideration of KCS’s application to control Tex Mex.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in TFM, S.A. de C.V., which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options. Grupo TMM is listed on the New York Stock Exchange under the symbol ”TMM” and Mexico’s Bolsa Mexicana de Valores under the symbol ”TMM A.”

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary holding in the United States is The Kansas City Southern Railway Company. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the United States. KCS’s rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.